ZUKERMAN GORE & BRANDEIS, LLP
875 THIRD AVENUE • NEW YORK, NEW YORK 10022 TELEPHONE 212-223-6700 • FACSIMILE 212-223-6433

October 11, 2007

Via Edgar Transmission
And Via Federal Express

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	MangoSoft, Inc. (the “Company”)
Amended Annual Report on Form 10-KSB/A
File No. 000-30781

Dear Ms. Jacobs and Mr. Fuller:

On behalf of the Company, this letter, along with revised copies of the Company’s Amended Annual Report on Form 10-KSB/A and Exhibits thereto (the “10-KSB/A”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated August 6, 2007 with respect to the Company’s registration statement on Form S-3 (File No. 333-144317) and annual report on Form10-KSB. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the 10-KSB/A. In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the 10-KSB/A, three (3) of which are marked to show the changes from the annual report on Form 10-KSB previously filed with the Staff.

Specifically, on behalf of the Company please be advised of the following:

Form 10-KSB
Item 1. Description of Business, page 3

1.
It is not clear from your disclosure how you continue to operate your two lines of business since you have no employees devoted to their functioning. Please expand this discussion to address the question of their operation.

ZUKERMAN GORE & BRANDEIS, LLP

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
October 11, 2007

Please be advised that disclosure has been added to page 4 of the 10-KSB/A, expanding the discussion as to how the Company continues to operate two businesses lines without having any dedicated employees with respect thereto.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 11
Financial Condition, Liquidity and Capital Resources, page 16

2.
Please include discussion of your plan for operation for the next twelve months as required by Item 303 of Regulation S-B. Such discussion should include your cash needs as well as sources for liquidity. Please also address the going concern opinion issued by your auditors.

Please be advised that disclosure has been added to page 17 of the 10-KSB/A regarding the Company’s plan of operations for the next 12 months as required by Item 303 of Regulation S-B, including the Company’s cash needs and sources for liquidity. In addition, the going concern opinion issued by the Company’s auditors is also addressed.

Item 10. Executive Compensation, page 20

3.
Please note that the Commission revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please also see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

It is respectfully submitted that given the fact that the Company has only had a single officer and director for the past 4 years, the Company believes that the disclosures requested by the Staff would not provide any meaningful information to the Company’s stockholders.

ZUKERMAN GORE & BRANDEIS, LLP

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
October 11, 2007

Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours,
/s/ Clifford A. Brandeis

Clifford A. Brandeis